FOR IMMEDIATE RELEASE


             BANCO LATINOAMERICANO DE EXPORTACIONES, S.A. ("BLADEX")

                     ANNOUNCES SALE OF ARGENTINE OBLIGATIONS





Panama City, Republic of Panama, April 23, 2003 - Banco Latinoamericano de Exportaciones, S.A. ("BLADEX" or the "Bank") (NYSE: BLX), a specialized multinational bank established to finance trade in the Latin American and Caribbean region, announced today that it has contracted to sell its interest in loans to borrowers in Argentina with an aggregate face value of $126.5 million, as well as bonds issued by companies in Argentina with an aggregate face value of $10.0 million. In addition, the Bank has completed the sale of bonds issued by companies in Argentina with an aggregate face value of $30.0 million. The closings of the sales of the loans and the $10.0 million in Argentine bonds are expected to occur within the next few weeks, subject to conditions typical for these types of transactions.

The sales, once completed, will generate a profit for accounting purposes of approximately $56 million, which, owing to the prior recognition of appreciation in the value of the Argentine bonds through mark-to-market accounting, will increase the Bank's equity capital by approximately $44 million. The management and Board of Directors of BLADEX are considering the implications of this positive development for the Bank, which will be discussed as part of its quarterly earnings announcement scheduled for release on April 29, 2003, with an investor conference call with the Bank's management to follow on April 30, 2003.

As a result of the sale of these Argentine obligations, the Bank's exposure in Argentina, which at March 31, 2003 amounted to $758 million (net of fair value adjustments of investment securities and gross of allowances for possible credit losses of $357 million), is expected to decrease by approximately $137 million.



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For further information, please access our web site on the Internet at
www.blx.com or contact:

     Carlos Yap S.
     Senior Vice President, Finance
     BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
     Head Office
     Calle 50 y Aquilino de la Guardia
     Apartado 6-1497 El Dorado
     Panama City, Republic of Panama
     Tel No. (507) 210-8581
     Fax No. (507) 269 6333
     E-mail Internet address: cyap@blx.com
                              ------------
-        Or -
     William W. Galvin
     The Galvin Partnership
     76 Valley Road
     Cos Cob, CT  06807
     U.S.A.
     Tel No. (203) 618-9800
     Fax No. (203) 618-1010
     E-mail Internet address: wwg@galvinpartners.com
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